Exhibit 1

FOR IMMEDIATE RELEASE	8 June, 2016

| AGM Trading Update

¢	Reported billings for first four months up 7.9% at £16.230 billion and up 6.0% in constant currency

¢	Reported revenue for first four months up 10.7% at £4.182 billion, up 5.1% at $5.986 billion, up 5.0% at €5.384 billion and up 0.1% to ¥680.109 billion, continuing to reflect volatile exchange rates

¢	Constant currency revenue up 8.8%, like-for-like revenue up 4.3%

¢	Constant currency net sales up 7.2%, like-for-like net sales up 3.1%

¢	First four months revenue, net sales and profits well above budget and ahead of last year

¢	Constant currency net debt at 30 April 2016 up £589 million on same date in 2015, with average net debt in first four months of 2016 up by £746 million over same period in 2015, continuing to reflect strong acquisition activity and continuing share buy-backs

The following Chairman’s statement was referred to at the Company’s 44th Annual General Meeting held in London at noon today and is available on the Company’s website:

“First, a few comments on current trading.

In the first four months of 2016, reported revenue was up 10.7% at £4.182 billion. Revenue in constant currency was up 8.8%, continuing to reflect the slight currency tailwinds seen in the first quarter, principally reflecting the weakness of sterling against the US dollar and the euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 4.3%, compared with the same period last year. Reported net sales were up 9.0% at £3.571 billion, up 7.2% in constant currency and up 3.1% like-for-like, similar to the first quarter. The gap between revenue growth and net sales growth also remains similar to the same period last year, reflecting the scale of digital media purchases in media investment management and data investment management direct costs.

The pattern of revenue and net sales growth in 2016 is generally the same as the first quarter of 2016, with the one month of April marginally softer, as parts of the Group’s advertising, data investment management and branding & identity businesses were slightly slower, albeit against a very strong comparative last year. For the first four months, there was like-for-like revenue and net sales growth in all regions and business sectors, reflecting continuing strong growth in the United States with Latin America improving markedly in the month. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), continued to be the strongest sectors, as in the first quarter of 2016.

Regional review

North America, with year-to-date, like-for-like revenue and net sales growth of 6.0% and 4.0% respectively, continued to show consistent growth, with particularly strong growth in the month in the Group’s media investment management, direct, digital and interactive and branding & identity businesses.

The United Kingdom, with year-to-date, like-for-like revenue and net sales growth of 3.2% and 2.7% respectively, was slightly weaker in the month than the first quarter of 2016, perhaps reflecting Brexit uncertainties. The Group’s media investment management, public relations and public affairs, branding & identity and other specialist communications businesses, continued to perform well, with advertising, data investment management and healthcare slightly slower.

Western Continental Europe, with year-to-date, like-for-like revenue and net sales growth of 3.8% and 2.1% respectively, with Austria, Belgium, Denmark, Italy, Sweden and Turkey up significantly in the month, partly offset by France, Germany, Greece and Spain, which were more difficult. On a year-to-date basis, all markets, except Greece, the Netherlands and Switzerland grew like-for-like net sales, with Austria, Belgium, Denmark, Finland, Germany, Sweden and Turkey growing above the average.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, softened in April, with year-to-date constant currency revenue up 10.3% and like-for-like up 2.9%. Net sales were up 9.5% in constant currency and 2.7% like-for-like in the first four months, compared with 7.9% and 3.0% respectively in the first quarter. In Asia Pacific, India continued the strong growth seen in the first quarter, with Greater China continuing to be sluggish. Latin America and Central & Eastern Europe grew strongly in April.

Business sector review

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 9.3%, with like-for-like growth of 6.7% in the first four months, slightly lower than the first quarter, but still the strongest performing sector. Net sales grew 5.0% in constant currency, with like-for-like growth of 3.3%, very similar to the first quarter figures of 5.0% and 3.4% respectively. Growth in the Group’s media investment management businesses was consistently strong throughout 2015 and this has continued into the first four months of 2016.

Your company has continued to perform extremely well in the results of the tsunami of 2015 media pitches involving over $20 billion in billings, by leading the net new business and retention tables, often through effectively and uniquely linking the Group’s media investment management and data investment management capabilities.

Data Investment Management

On a constant currency basis, data investment management net sales grew 5.8%, with like-for-like growth of 0.3% in the first four months, a marked improvement on the first quarter like-for-like growth of -0.1%, with all regions, except the United Kingdom showing growth in the month. Continental Europe, Latin America and Africa showed particularly strong growth in April.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs net sales grew 3.8%, with like-for-like growth up 2.2% in the first four months, very similar to the first quarter growth of 4.0% and 2.3% respectively. As in the first quarter, all regions, except North America, were up in April, with continuing strong growth in Asia Pacific and Africa, and a significant improvement in Latin America.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency net sales grew strongly at 12.2%, with like-for-like growth up 4.5% in the first four months, compared to the first quarter growth rates of 10.9% and 5.2% respectively. As in the first quarter, all of the Group’s businesses in this sector, except healthcare communications, performed well in the first four months.

Operating profitability

In the first four months, on a constant currency basis, revenue, net sales and profits were ahead of the quarter one revised forecast, budget and last year

As indicated in the first quarter trading update, our quarter one revised forecasts are similar to budget, with like-for-like revenue growth up well over 3% and net sales growth up over 3%.

For the remainder of 2016, the focus remains on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of new technology, creativity and horizontality. At the same time, we will concentrate on meeting our operating margin objectives, by managing absolute levels of costs and increasing our cost flexibility, in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in recent years continue to be realised.

Balance sheet highlights

Average net debt in the first four months of this year was £3.848 billion, compared to £3.102 billion in 2015, at 2016 exchange rates. This represents an increase of £746 million. Net debt at 30 April 2016 was £4.375 billion, compared to £3.786 billion in 2015 (at 2016 exchange rates), an increase of £589 million. The period end net debt figures reflect a reduction in the incremental net acquisition spend in the 12 months to 30 April 2016 and velocity of share buy-backs.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 30 transactions in the first four months; 9 acquisitions and investments were in new markets and 19 in quantitative and digital and 9 were driven by individual client or agency needs. Out of these transactions, 7 were in both new markets and quantitative and digital.

Specifically, in the first four months of 2016, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United Kingdom; in data investment management in the United States, Denmark, Greece, India and New Zealand; in public relations and public affairs in Canada, Switzerland, Turkey and Brazil; in branding & identity in the Netherlands; in direct, digital and interactive in the United States, the United Kingdom, Germany, China, Singapore, South Korea, Brazil, Colombia and Mexico; in healthcare in the United States; in sports marketing in the United States. One further acquisition was made in May in direct, digital and interactive in Malaysia.

Return of funds to share owners

As outlined in the 2015 Preliminary Announcement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declared an increase of almost 37% in the 2015 interim dividend to 15.91p per share, representing a pay-out ratio of 47.5% for the first half, and an increase of 8.3% in the final dividend to 28.78p, giving an overall increase for the year of 17.0% and a dividend pay-out ratio of 47.7%. It now seems possible that the newly targeted pay-out ratio of 50% will be achieved by the end of 2016, one year ahead of schedule.

During the first four months of 2016, share buy-backs continued, with 4.3 million shares, or 0.3% of the issued share capital, purchased at a cost of £69 million and an average price of £15.85 per share, with 1.3 million shares being purchased as Treasury stock and 3.0 million shares purchased by the ESOP Trusts. The Group’s objective remains to repurchase 2-3% of the issued share capital.

Outlook

Lower, longer? – both worldwide GDP growth and interest rates

Despite these encouraging results in the first four months of 2016 and good prospects for the rest of the year, together with record results in 2015, the Company’s thirtieth year, following sequential record results from 2011 onwards, clients generally remain cautious. Worldwide real and nominal GDP growth seem stuck in a range of 3.0-3.5%, with little inflation, consequently little or no pricing power for clients and a resultant focus on costs to achieve profit targets. Procurement and finance remain the dominant functions for understandable reasons, with marketing taking a back seat. Whilst there seems limited likelihood of a worldwide recession, that is two quarters of negative GDP growth globally, there will be individual countries that go into recession, as Russia and Brazil already have. This pressure on the top line growth rates has intensified, as the previously faster growth BRICs markets have lost their shine, even though the Western markets of the United States and United Kingdom and some Western Continental European markets, like Germany, Spain and Italy have perked up.

If you are running a legacy business, as many of our clients and we are, you face disrupters like Uber and Airbnb at one end of the spectrum, zero-based cost budgeters at the other end, with seemingly short-term focused activist investors in the middle, like Nelson Peltz, Bill Ackman and Dan Loeb. There is, therefore, considerable pressure in the system. Moreover, the average managerial life expectancy of a United States CEO is currently 6-7 years, a CFO 5-6 years and a CMO two or three years, although the latter has improved from 18 months recently! This cocktail of difficult trends result, logically, in a short-term focus, exacerbated by the needs of quarterly reporting and similarly focused, short-term, institutional investor measurement and incentives.

Neither do the geo-political grey swans (known unknowns) help, let alone the possibility of black swans (unknown unknowns). In the immediate future, we face what looks like a nail-bitingly close Brexit vote in the United Kingdom later this month (are we sleep walking into a black hole?), where it is generally agreed by both sides that an “out” vote will result, at least in the short-term or mid-term, in GDP weakness in the United Kingdom, the EU and possibly globally, let alone further political and economic uncertainty in the United Kingdom around Scottish Independence and further threatened disintegration of the EU. Not forgetting the still unresolved question of

Grexit, which has recently re-emerged. Political concerns also remain around the Ukraine, as well as the Middle East and Africa, including the migrant crisis and continued risk of terrorism. Add to this the potential impact of the rise of populism at both ends of the political spectrum in the United States Presidential election in November and the possibility of an unpredictable Trump Presidency. In the longer term, there are significant political and economic uncertainties surrounding three of the BRIC nations, Brazil, Russia and China, although we remain unabashed bulls on all three. However, all will take significant time to resolve, especially in the case of Russia. If all this was not enough, there are the continuing longer term fiscal deficit issues in the United States, the United Kingdom and EU that have to be dealt with, along with the impact of the inevitable reversal of US, Japanese and EU quantitative easing and low interest policies at some point in time, although just as with global GDP growth, interest rates are likely to stay lower, longer than people anticipate.

Having said all this, there are positives. Countries and opportunities like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru and recently a post-Macri Argentina add to confidence. In addition, maybe Cuba and even Iran (despite the continuing effective impact of sanctions, especially on US citizens) will also improve the sentiment along with a continuing mild recovery in Western Continental Europe.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend global GDP growth in a possible range of 3.0-3.5% real and 5.0-5.5% nominal, combined with these levels of geopolitical uncertainty, with low inflation or fears of deflation resulting in limited pricing power, with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks. They, therefore, focus on costs, rather than revenue growth. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost.

The pattern for 2016 looks very similar to 2015, but with the bonus of the maxi-quadrennial events of the visually-stunning Rio Olympics, the imminent UEFA Euro Football Championships and, of course, the United States Presidential Election to boost marketing investments, as usual by up to 1% or so. Current forecasts of worldwide real GDP growth still hover around 3.0% to 3.5%, with recently reduced inflation estimates of 0.5% giving nominal GDP growth, in dollars (because of its strength), of even less than 3%. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations remain strong and debt capital cheap.

All in all, 2016 looks to be another demanding year, although a weaker UK pound against a stronger US dollar may continue to provide some modest currency tailwind, maybe partly offset by a stronger pound against the euro, with a modest impact on profits, unlike the currency headwind of 2015.

Top-line Growth or Cost Cutting?

And finally, a few words on the effect of an extended period of economic uncertainty on corporate decision-making.

A global crisis of the kind we all experienced eight years ago has an immediate and dramatic effect on business confidence – and so it must. Long-term plans need to be re-examined. If an investment can be postponed without incurring an instant penalty, it’s probably good business sense to postpone it. Caution prevails – and quite right, too.

But 2008 is now eight years behind us – and we believe that the recovery of confidence is lagging behind the recovery of many economies.

Our evidence for this belief is in part based on the continuing dependence of many marketing companies on price promotions. There is total asymmetry between spending money on price promotions and spending money on enhancing brand worth. Price reductions are never a marketing investment; they are simply income forgone – and do nothing whatever to encourage brand loyalty. Looking back, it seems to us and our companies that necessary short-term caution has drifted into a semi-permanent commitment to short-termism – where prudence has been replaced by a kind of timidity – and much at the expense of what our companies do best.

The results we have announced today, as always with this Company, have been achieved through the achievements of tens of thousands of talented individuals working in what may well be the largest cottage industry on this planet. Almost everything we make for our clients is custom-made; made for a specific client to solve a specific problem in a specific market at a specific time. Our companies combine native, individual inventiveness with a profound and almost institutionalised understanding of the nature of people and the nature of brands. It is their ability to make brands more valued by those who buy them – and therefore more valuable to their brand-owners – that keep WPP companies in such gratifying demand.

Let me close then with this happy recognition. On behalf of the board, our management and our share owners, may I thank all those talented individuals and the companies who train and nurture them. Not only do they build and nourish brands on behalf of their clients; their work is also the foundation of the WPP brand itself. Our gratitude is huge.”

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh	}	+852 2280 3790

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.